

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp.
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

      Re: Spring Valley Acquisition Corp.
            Registration Statement on Form S-4
            Filed January 7, 2022
            File No. 333-262053

Dear Mr. Sorrells:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed on January 7, 2022

Questions and Answers About the Transactions and the Extraordinary General Meeting, page 11

1. In this section, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material. If, for example, no loans are outstanding or expenses awaiting reimbursement, state so directly.

2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

What are the transactions?, page 11

3. Please revise to explain briefly the purpose of the transactions to which you refer and the related agreements, such as the tax receivable agreement, as well as the post-transaction ownership structure involving classes of stock and units that will be outstanding.

Summary, page 25

4. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Risk Factors, page 43

5. Please tell us whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financial activities. To the extent they will, quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the dilution risk to public stockholders.

6. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement

7. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

PIPE Investment, page 90

8. Please describe the "certain commercial arrangements" to which you agreed in exchange for the PIPE investment.

Certain NuScale LLC Projected Financial Information, page 99

9. Please revise to disclose all material assumptions underlying the projected financial information, the market assumed in developing those assumptions and explain how those assumptions relate and resulted in the projections disclosed. Quantify the underlying assumptions to the extent possible. Also, as applicable, explain how the projected information currently disclosed is representative of your current operations and opportunities, such as the "pipeline" referenced on page 183 and anticipated delivery of modules beginning in 2027, as disclosed on page 182. Explain in detail the reasons for any material difference.

10. We note the term of the projections. Please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable.

11. Refer to the first sentence of capitalized font on page 100 and revise to clarify, if true, that you will not provide the update or revision except as required by law.

Material United States Federal Income Tax Considerations, page 144

12. In light of the disclosure in this section, please file the opinion required by Item 601(b)(8) of Regulation S-K.

Notes To Unaudited Pro Forma Condensed Combined Financial Information
3 Transaction Accounting Adjustments
Adjustment (L), page 166

13. Please disclose the maximum possible liability that NuScale Corp is obligated to pay under the Tax Receivable Agreement if all NuScale LLC Class B Units convert upon completion of the proposed transaction.

Partnerships, page 192

14. Please expand your disclosure to elaborate on the nature of your partnerships and provide the material terms related to such agreements, including the duration of the underlying agreements and the respective rights and obligations of the parties. To the extent these partnerships are material, please revise to disclose the material terms and tell us what consideration you have given to filing any such agreement as an exhibit, particularly those related to your relationship with the DOE.

Intellectual Property, page 193

15. Please revise to disclose the duration of NuScale LLC's patents. See Item 101(h)(4)(iv) of Regulation S-K.

Management of NuScale Prior to and Following the Transactions, page 217

16. Please revise to state the term of office for each director.

NuScale Power LLC
Notes to the Financial Statements
2 Summary of Significant Accounting Policies, page F-50

17. Please revise to disclose your company's goodwill and IPR&D impairment accounting policies. Please also revise your disclosure to provide greater detail regarding how you performed your annual impairment tests.

Exhibits

18.   We note your references to employment agreements on page 214. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

General

19.   You note that the charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

20.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

21.   We note your disclosure on page 57 that the forum selection provision does not apply to suits brought to enforce the Exchange Act. However, in Article IX of the Bylaws, there is no mention of whether the forum provision applies to Exchange Act claims. Please disclose whether the forum provision in your Bylaws applies to claims arising under the Exchange Act and revise your proposed Bylaws accordingly.

22.   The discussion of the Tax Receivable Agreement (TRA) and the redirection of cash flows to the continuing unitholders should be enhanced and given more prominence in your prospectus. Please expand the discussion of the TRA as a principal topic in the prospectus summary so that readers do not have to search for key information about significant financial arrangements that will materially impact the company's liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the continuing unitholders, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the continuing unitholders and redirects cash flows to them at the expense of the rest of your shareholders.

23.   Please disclose on your cover page and summary that you will be a "controlled company" following the transactions and add appropriate risk factor disclosure related to the corporate governance exemptions available to you and on which you intend to rely.

24.   Please disclose the sponsor and its affiliates total potential ownership in the combined company, assuming completion of the PIPE and exercise or conversion of all securities.

25.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

26.   It appears that underwriting fees remain constant and are not adjusted based on

redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

27.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions

28.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matt Pacey